

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2021

John L. Villano, CPA
Chief Executive Officer
Sachem Capital Corp.
698 Main Street
Branford, Connecticut 06405

> **Re: Sachem Capital Corp.**
> **Registration Statement on Form S-3**
> **Filed June 9, 2021**
> **File No. 333-256940**

Dear Mr. Villano:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Austin Appleby at 202-551-2374 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction